INVEST IN **TERRASEED**

The first sustainable, ethical vegan supplements—in biodegradable packaging


INVEST
IN THE FUTURE
OF SUPPLEMENTS
INVEST
IN THE PLANET



Highlights

1. ☀️ First vegan company ever selected into Techstars accelerator program
2. 🌿 Last startup by CEO was successfully acquired by streaming giant Gaia
3. 🍊 93% of customers renew their subscription after the 1st bottle
4. 🌱 CEO is 3X entrepreneur with success in wellness and subscription fields

4. 🌱 CEO is 3X entrepreneur with success in wellness and subscription fields

5. 🌻 Strong traction established with 7:1 LTV:CAC ratio and 26% MoM growth
6. 🌸 Winner of the Most Environmentally Responsible Packaging at the 2020 Nexty Awards
7. 🍏 90,420 animal lives, 102,762,000 gallons of water, and 2,802,600 sq. ft. of forest saved
8. 🌼 The number of vegans has grown by 3,000% in 15 years

Our Team



Maria Cebrian

Third-time entrepreneur, Maria has 13 years of experience in the digital and wellness industries. In 2017 she sold her second company to the world's leader. Voted 2016 best female CEO by Founder Institute. Human-first leader and passionate vegan.

We are vegans and we deeply care about animals and our planet. The US supplement industry contributes to the killing of 24 billion animals and creates 1.8 billion plastic pill bottles. We are here to change that by leading a sustainability revolution in the supplement market.



Alex Houghtalin

Alex is currently completing an MBA focused on entrepreneurship at the University of Colorado Leeds School of Business. She was the Project Director of Strategy Research at Harvard Business School's Institute for Strategy and Competitiveness.



Hava Horowitz

Hava is highly skilled at understanding human problems and designing technical solutions to address them. She has 7 years of experience in several industries such as music technology, SVOD, cryptocurrency, and augmented reality.

Why Terraseed?


Terraseed is Kind to Our Planet
and Our Animals

The manufacturing and distribution of health supplements wreak havoc on the environment. The $54B supplement industry is single-handedly responsible for the deaths of over 24 billion animals, and for polluting the earth with 1.8 billion plastic pill bottles each year. At Terraseed, we're on a mission to disrupt the supplement industry with ethical solutions—both for the wellness of our vegan community and for the health of our planet.


This is the Impact of the Supplement Industry
24 billion
ANIMALS
are killed every year
1.8 billion
PLASTIC PILL BOTTLES
of waste every year


Finally—a Vegan Multivitamin
That's Complete, Ethical, and Sustainable

The current options for plant-based supplements contribute to environmental destruction with harmful ingredient sourcing and packaging. Terraseed is a breath of fresh air in the explosive plant-based market, with ethically sourced, sustainable, and complete nutrition—in 100% biodegradable packaging.




Getting Complete (and Ethical) Nutrition is Difficult on a Plant-Based Diet
Existing options are harmful to animals and the environment
Vegans deserve supplements that are fully nourishing and sustainably sourced and packaged....
...in an explosive plant-based market, only Terraseed delivers.
The Complete Multivitamin for Vegans
9 POWER NUTRIENTS
OMEGA-3 · B12 · D3 · & MORE


92% of Vegans Are at Risk of Incomplete Nutrition

People with a plant-based lifestyle often struggle to get proper nutrition. Historically, their options have included taking numerous supplements a day, spending an inordinate amount of time and money preparing whole foods, or going against their core values to meet their health needs.


Vegans Need Better Nutrition Options
80%
of vegans take supplements daily
Still,
92%
of vegans are at risk of nutrient deficiency
The issues:
Multiple supplements a day are required to fulfill nutritional requirements
The ingredients in many supplements are unclear
Vegans don't agree with the harmful way supplement nutrients are harvested


First, Vegan Supplements.
Then, the Mainstream Market...

Everyone can benefit from ethical supplements, and Terraseed is here to serve the plant-based community and beyond. We're building a powerful lineup of the most sustainable nutritional supplements in 6 key categories: vitamins B, C, and D, Omegas, multivitamins, and vegan protein. These will be available in major retailers such as Target, Wholefoods, Walgreens and Walmart.


Our Future Product Lineup will Help us Conquer the Mainstream $54B Supplements Market
Consumers are shifting toward

- ethical and sustainable supplements
- Terraseed products tick all the boxes for modern consumers
- We will offer a wide range of products including vitamins, omegas, and more





Terraseed is the Natural Choice for Conscious Shoppers

75% of Americans take supplements, and they want better options. Sustainable packaging is listed as a key factor in the majority of Americans' purchasing decisions. Our ethical product and biodegradable packaging is the obvious choice careful consumers have been waiting for.

Ethical Shoppers Are Ready For Change And Terraseed Is Ready To Take The Lead

People Buy From Brands They Believe In

- **88%** of consumers want brands to help them make sustainable and ethical choices.
- **73%** of millennials will change purchases for products with less environmental impact.
- **61%** of people will pay more for sustainable packaging.
- **60%** want plastic-free packaging.
- **56%** stop buying from companies they consider unethical.
- **51%** of Americans believe their personal actions and choices make a difference.


The Complete Multivitamin for Vegans

Terraseed Makes Nutrition Simple— for Everyone

80% of vegans and the majority of Americans take supplements daily. Having to piece together complete nutrition from multiple sources is wasteful and confusing. Terraseed makes it easy for sustainably-minded consumers to meet their nutritional requirements with a vegan multivitamin that improves energy and overall health... all while doing no harm to animals and the environment.

Here's How Terraseed Solves The Problem



Create sustainable vegan supplements.



Replace animal products with traceable plant-based ingredients.



Say adios to plastic bottles with the first 100% biodegradable pill bottle.


Complete, Transparent Nutrition
for Plant-Based Lifestyles

Our multivitamin with 9 essential nutrients was developed by expert plant-based nutritionists. And our commitment to health extends to the natural world, too—we're proud to source all our ingredients in low-impact, eco-friendly ways. For example, our Omega 3 comes from sustainably-farmed algae, to avoid any harmful impact to wild marine ecosystems.


We Use
Easy-to-Understand,
Bioavailable
Power Nutrients
Did you know your body can't process many of the benefits of "super" nutrients touted by other brands?
At Terraseed, we make sure all of our bioavailable nutrients are easily digested and absorbed for maximum health benefits.
Omega-3 + DHA/EPA
Sustainably-harvested Algae Oil
366 mg
Vitamin D3
Vegan D3 From Lichen
2000 IU
Vitamin B12
Bioavailable Methylcobalamin
59.2 mcg
Vitamin C
Organic Vitamin C From Amla Fruit
90 mg
Iodine
Sourced from Atlantic Kelp
100 mcg
Iron
Gentle Ferrous Bisglycinate
8 mg
Zinc
Zinc Citrate
7.5 mg
Folate
Methylated Folate (MTHF)
667 DFE
Magnesium
Sucrosomial® Magnesium For Absorption
15 mg


Our Community is Making an Impact

Our small but fast-growing community has already had a huge impact on animals, our environment, and our planet. And we're only getting started...


So Far, Our Community Has Saved
90,420
Animal Lives
2,802,600
Sq Feet of Forest
102,762,000
Gallons of Water
868,400
Lbs of CO2 Emissions
3,114
Plastic Pill Bottles


Our Packaging: World-First, Earth-Friendly,
Award-Winning, and 100% Biodegradable

Our supplements are the first to come in totally biodegradable packaging. From

our corn-based shrink sleeve to our bottle made from biodegradable cellulose, every component is made with our planet's health in mind. Biodegradable cellulose takes just months to break down, compared to plastic which can take over 450 years.



The First 100% Biodegradable Supplement Bottle in the World
· Made from corn, cellulose, and wood-based materials
· Breaks down regardless of conditions
· Winner of the Most Environmentally Responsible Packaging of 2020 at Nexty Awards
Tamper resistant shrink wrap made from corn (never plastic)
Supplement Facts label made from wood-based biodegradable materials
Custom-built compostable security lid
Bottle made from biodegradable cellulose
The Complete Multivitamin for Vegans



First-Ever Vegan Company to be Selected Into Techstars

Plant-based products are gaining traction, and the business world is paying attention. As the first-ever vegan startup to receive funding from renowned accelerator Techstars, our founders are taking this opportunity to leverage their expertise to help fellow companies in the 2021 cohort become more ethical and sustainable.



As the first-ever vegan company selected into Techstars, Terraseed's commitment to sustainability, ethical practices, and collaborative solutions aligns with the Techstars mission...
"We believe entrepreneurs can change the world. From startup founders, to corporate employees, to visionary dreamers, entrepreneurs hold the keys to the greatest challenges of our time. They see opportunities. They take risks. And they clear the path for entire industries.
Techstars Mission Statement
The Complete Multivitamin for Vegans



Sales Skyrocket as Word of Our Supplements Spreads

We've already grown our revenue to almost $14,000 a month with a 7:1 LTV:CAC ratio. The supplement industry has 12% year over year growth. We're growing 50X faster than that... Thanks to our mission to grow a healthy and plant-based planet and speak our truth, our retention rate is 93% after the first bottle in our direct-to-consumer model. That's incredible.




We've Outgrown Destructive Supplements
• 28% average month-over-month growth
• Scalable direct-to-consumer model
• 3,520 bottles sold
• 525 active subscribers
• 93% of customers renew subscription
• $104,203.03 revenue in less than a year


This Fast-Growing Market is Hungry for Sustainable Solutions

A huge and fast-growing number of Americans now identify as vegan, vegetarian, or mostly plant-based, and this group alone spends almost $20B annually on supplements. Consumers are growing increasingly tired of destructive products. As more and more turn to environmentally responsible products and packaging in the $54B supplements market, our market multiplies.


Our Market is Huge and Fast-Growing
118 Million Americans*
consider themselves vegan, vegetarian, or mostly plant-based.
* Latest data presented by FMCG Gurus in the Supply Side Network conference Plant Based Nutrition: Protein and Beyond
$19.7B
They spend $19.7 Billion in supplements every year.
Sustainable packaging
has emerged as a key factor in a majority of American consumers' purchase decisions.
$54B total market
2020 marked the highest growth year for the supplement industry since 1997, with sales up 12.1% YoY reaching $54 Billion.
3,000% growth
The number of vegans in the US has jumped 3,000% in 15 years. And this number keeps growing!


Our Customers Love Us

Our community uses their buying power to change the world: our convenient subscription model has an unbelievable 93% renewal rate! Thanks to an eager and devoted audience, we experience 26% month-over-month growth, and our customers inspire others to do good for their bodies and the planet


Our Product-Market Fit is Remarkable
I can't go without it!!



By Catherine 21 days ago
My Terraseed is my base and has improved my mood, especially through this crazy winter. The overall feel of the company was a no brainer and really resonated with me. The only reason I would stop taking it is if I had to choose between Terraseed and food!
See less
TERRASEED
"
I love to support vegan, woman-owned, and sustainable companies. With Terraseed, I am supporting a company I like that offers an incredible value and does good work for people, animals, and the environment.
Ginger Burr



93%
of customers renew their subscription after the first bottle.
They simply love our product!
"
Every component of their packaging is compostable and all of their ingredients are vegan and sustainably sourced.
I LOVE these vitamins for such a great price, the nourishment my body needs, while taking care of the planet!



We're Winning Hearts AND Awards

We've been honored with the Most Environmentally Responsible Packaging of 2020 Nexty Award. We've also been featured in Yahoo Money, VegNews, and many other outlets.



WINNER
NEXTY AWARDS
The Complete Multivitamin for Vegans
Winner of the Most Environmentally Responsible Packaging of 2020 Nexty Awards.
plantbased NETWORK
yoga journal
yahoo! finance
VegNews
The Beet.



Our Founders Walk the Walk

Through 3 startups and 1 successful exit, Terraseed founders have a record of working together to make incredible gains for the health of people and the planet. Boasting a combined 19 years in digital and wellness industries, this team played a large role in propelling Gaia into the international spotlight as the world

leader in conscious media production


We are Experienced Entrepreneurs and Passionate Vegans
María Cebrian
CEO / Co-Founder
• Last company successfully acquired by Gaia Inc (U.S. Nasdaq).
• Third time entrepreneur.
• Experience in wellness and subscription based businesses.
• Located in Boulder, Colorado
Alex Houghtalin
COO
Project Director ISC Strategy Research, Harvard Business School.
And MBA Leeds School of Business, University of Colorado.
ADVISORS
Bill Capsalis
Executive Director at Naturally Boulder
Julie Penner
Founder of Soul of Startups
Jaymi Bauer
Experienced CMO and founder of Vaquera


The Only Supplement Company Committed to Real Change

With few options available for complete, transparent nutrition, vegans are forced to buy multiple products, creating more waste...until now. Our direct-to-consumer model eliminates this problem and checks all the boxes that matter to our environmentally conscious market.


Our Competitors Don't Put People or Planet First
They don't connect with vegans' values.
Their formulations are incomplete.
They are stuck in plastic.
They are not customer-centric.
future kind
wholier
hippo7
Ritual


What's Next?

We're looking to increase our yearly revenue by 20X in just 3 years, and we're on track to do just that. First, we focus on the unique challenges of the vegan market, ensuring that our supplements are kind to all. Then, we'll take on the $54B supplement business, eliminating plastic bottles and harmful practices.



	PRODUCT DEVELOPMENT	DISTRIBUTION	GROWTH
2021	Multivitamin for Vegan and Vegetarian Kids	Distribution through 5 small online stores	Revenue: $160K Bottles sold: 4,952

2022	Prenatal Multivitamin for Vegans Essential for Vegans: B-12, Omega 3, D3 Single ingredient products: B12, D3, Omegas	We will distribute through Amazon	Revenue: $715K Bottles sold: 23,805
2023	Specific Goals: sleep, energy, immunity boosting, beauty Protein powder Collagen powder	We will distribute through 2 major retail chains such as Wholefoods and Target	Revenue: $3,5M Bottles sold: 115,144



More Products Means More Impact

From kids' vitamins to vegan prenatals, we have big plans for our future product lines. And with those big plans, big impact!

	PRODUCT DEVELOPMENT	DISTRIBUTION	GROWTH
2021	Multivitamin for Vegan and Vegetarian Kids	Distribution through 5 small online stores	Revenue: $160K Bottles sold: 4,952
2022	Prenatal Multivitamin for Vegans Essential for Vegans: B-12, Omega 3, D3 Single ingredient products: B12, D3, Omegas	We will distribute through Amazon	Revenue: $715K Bottles sold: 23,805
2023	Specific Goals: sleep, energy, immunity boosting, beauty Protein powder Collagen powder	We will distribute through 2 major retail chains such as Wholefoods and Target	Revenue: $3,5M Bottles sold: 115,144

Forward-looking projections cannot be guaranteed.


The Complete
Multivitamin
for Vegans

Why Invest Now?

More people than ever before are embracing a plant-based lifestyle. Help us shape the future of supplements by joining the earth-friendly revolution. Reap the benefits of our products AND our fast-growing market!

We've Got Big Goals


Yearly revenue
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2020
2021
2022
2023
2024

$300,000 in **MRR**

10,000 Active **subscribers**

87,000 **Bottles** sold in one year

15 **New products** in the market

Forward-looking projections cannot be guaranteed


INVEST IN
TERRASEED
The Complete Multivitamin for Vegans

CAMPAIGN STRATEGY BY

ARORA PROJECT

ARORAPROJECT.CO